
BURT'S BEES
boosted
CLOROX
PURE
ALLERGEN
NEUTRALIZER
FABRIC & CARPET SPRAY
CLEAN BREEZE
NEUTRALIZES
Pine-Sol
MULTI-SURFACE CLEANER
Fresh Step
Odor Shield
15 DAYS

FY 26

INTEGRATED ANNUAL REPORT EXECUTIVE SUMMARY

The Clorox Company

Stronger Capabilities. Greater Possibilities.

The world around us continues to change, but our focus remains clear: deliver superior value and experiences for consumers through our trusted brands that have earned their place in everyday life.

We are modernizing our capabilities, strengthening our portfolio and positioning Clorox to grow with greater consistency, resilience and confidence.

Table of Contents

This document is an abbreviated version of The Clorox Company's FY26 Integrated Annual Report. Please see the full report (TheCloroxCompany.com/annualreport) for comprehensive updates, our assurance letter (pages 28-30) and detailed endnotes related to our disclosures (pages 39-40). Visit our Sustainability Data Hub at TheCloroxCompany.com/responsibility/sustainability-data-hub to view progress over time.



Vision

Exceptional innovators who earn people's enduring loyalty.



5X FRESHNESS
CLOROX
SCENTIVA
SCENTED BLEACH
3-IN-1
DEEP CLEANS, WHITENS & DEODORIZES

Purpose

We champion people to be well and thrive every single day.



Objective

Deliver purpose-driven growth.


volunteer
volunteer
volunteer




FY26 BY THE NUMBERS

113
YEARS IN BUSINESS

$6.7B
NET SALES

~95
MARKETS GLOBALLY

+80%
SALES FROM BRANDS THAT ARE NO. 1 OR NO. 2 IN THEIR CATEGORIES

100%
ZERO-WASTE-TO-LANDFILL MAINTAINED IN GLOBAL PLANTS*

~9,200
EMPLOYEES WORLDWIDE

All Employees

36%
WOMEN (GLOBAL)

38%
PEOPLE OF COLOR (U.S.)

Clorox Executive Committee

57%
WOMEN (GLOBAL)

36%
PEOPLE OF COLOR (U.S.)

Board of Directors

45%
WOMEN (GLOBAL)

27%
PEOPLE OF COLOR (U.S.)

As of June 30, 2026, unless stated otherwise.
*Where infrastructure allows in global plants where we have greater than 50% operational control.
Employee metrics reflect combined legacy Clorox and GOJO acquisition employee data.
Visit our Sustainability Data Hub at TheCloroxCompany.com/responsibility/sustainability-data-hub to view progress over time.

Dear Stakeholder,

Fiscal year 2026 was a pivotal transition year for Clorox. Amid a challenging consumer and macroeconomic environment, we took decisive actions to strengthen our business, enhance our ability to serve consumers, sharpen execution, and position the company for long-term growth and value creation.

During the year, we achieved several transformative milestones, including the acquisition of GOJO Industries and the implementation of our U.S. enterprise resource planning, or ERP, system. Together these actions advanced our strategy and strengthened our portfolio, capabilities, and ways of working that will support more consistent, profitable growth over time:

- **Fuel Growth:** We expanded our cost-savings programs, enhanced our integrated margin management toolbox, and advanced revenue growth management capabilities to generate fuel for reinvestment. In a value-conscious and volatile environment, these efforts enable continued investment in our brands and growth priorities while addressing inflation impacts on margins.
- **Innovate Experiences:** We deepened our focus on delivering superior experiences across the portfolio. We nearly doubled innovation across our portfolio, including launches such as Clorox PURE, Clorox Screen+ Sanitizing Wipes, Fresh Step Lightweight Litter, and Glad ForceFlex MaxStrength LeakGuard Trash Bags. Our digital core continues to help advance innovation, improve advertising effectiveness, and deepen collaboration with retail partners.
- **Reimagine Work:** We completed our U.S. ERP implementation, marking the conclusion of our five-year digital transformation investment and modernizing the systems and processes that support how we operate. Now our focus is shifting to optimization, using end-to-end data and insights to improve decision-making, productivity, and agility across the business.
- **Evolve the Portfolio:** We strengthened our portfolio through the acquisition of GOJO Industries, now operating as Clorox Purell ProCare. The acquisition expands our health and hygiene platform and creates new opportunities across consumer and professional channels. Our global health and hygiene portfolio now represents more than half of net sales, reflecting our disciplined approach to portfolio management.



"Living our values as a responsible business remains fundamental to how we champion people to be well and thrive every single day."

Living our values as a responsible business remains fundamental to how we champion people to be well and thrive every single day. We continued to support teammate well-being; expanded learning and development in key areas, including AI, digital capabilities, and leadership development; and maintained our focus on safety and quality. We also continued to foster an inclusive workplace where diverse experiences and perspectives help us better understand and serve consumers.

We also continued to support the communities where we live and work through our brands, partnerships, and people. We launched Every Hour Counts, committing to 300,000 hours of volunteer service by 2029 as a meaningful way for our global team to contribute their time and energy to causes they care about. We also continued our long-standing partnership with the American Red Cross, marking 45 years of working together to support communities in moments of need. These efforts reflect our belief that supporting teammates and communities helps build a stronger business.

Sustainability remains an important part of our approach to long-term value creation. As the external landscape evolves, we are focusing on the areas most relevant to our business, reducing risk, unlocking value, and integrating sustainability more deeply into how we operate.



As we look ahead, we remain focused on driving profitable category growth and creating long-term shareholder value. While we expect consumers to remain value-conscious as inflation, cost volatility, and uncertainty continue to influence purchasing decisions, they continue to seek trusted brands that deliver on-trend benefits, performance, and convenience. With a stronger innovation pipeline, a healthier portfolio, and a clear roadmap to win with consumers, we enter fiscal year 2027 focused on delivering superiority through innovation and investing behind our brands while generating fuel for reinvestment.

To our teammates around the world: thank you for your commitment, resilience, and focus throughout the year. Your dedication to serving consumers and customers, advancing our strategic priorities, and supporting one another continues to be one of Clorox's greatest strengths. And to our investors, customers, suppliers, and partners: thank you for your trust and partnership as we continue to build a stronger, more resilient company for the future.

Linda Rendle
Chair and Chief Executive Officer

IGNITE
Integrated Strategic Choices


IGNITE
Innovate Experiences
Evolve Portfolio
Fuel Growth
REIMAGINE WORK
SUSTAINABILITY



FUEL GROWTH

Widen the funnel on how we deliver cost savings, leveraging technology and sustainability to generate fuel for growth

INNOVATE EXPERIENCES

Turn data into insights to build purpose-driven, personalized brands and deliver bigger, stickier innovation platforms while enhancing consumer shopping experiences — allowing us to better serve people


Lite
KINGSFORD
BEERCOAL



REIMAGINE WORK

Galvanize our people with a bolder, more inclusive workplace in which we simplify our operations and use technology to be more consumer obsessed, faster and leaner than ever before

EVOLVE THE PORTFOLIO

Broaden our playing field in and around our core business, emphasizing consumer megatrends, including sustainability, while leaning further into health and hygiene



Financial Performance

Net Sales

($ millions)



$7,093
$7,104
$6,720
FY24
FY25
FY26

Net Sales Growth

(vs. year ago)



-4%
0%
-5%
FY24
FY25
FY26

Adjusted EBIT Margin[1]

(as a % of net sales, non-GAAP)



14.7%
18.5%
15.3%
FY24
FY25
FY26

Economic Profit[2]

($ millions, non-GAAP)



$573
$756
$397
FY24
FY25
FY26

Adjusted EPS[3]

(non-GAAP)



$6.17
$7.72
$5.53
FY24
FY25
FY26

Adjusted Free Cash Flow[4]

(non-GAAP)



6.8%
10.7%
13.1%
FY24
FY25
FY26

Sales by Segment



40%
Health and Wellness
26%
Household
17%
Lifestyle
17%
International

Health and Wellness

Cleaning
Clorox
Clorox 2
Pine-Sol
Scentiva
Tilex
Liquid-Plumr
Formula 409

Professional Products
Clorox Healthcare
Clorox Purell
ProCare*

International

Clorox
Glad
Poett
Brita
Burt's Bees
Pine-Sol
Ever Clean
Clorinda
Chux
Fresh Step

Household

Bags and Wraps
Glad

Cat Litter
Fresh Step
Scoop Away

Grilling
Kingsford

Lifestyle

Food Products
Hidden Valley

Water Filtration
Brita

Natural Personal Care
Burt's Bees

IGNITE Financial Progress

	ANNUAL GOALS	IGNITE PROGRESS**
Sales growth	+3% to 5%	1.1% (7-year compound annual growth rate)
Adjusted EBIT margin improvement	+25 to 50 basis points	-39 basis point (7-year average)[I]
Free cash flow percentage of sales	11% to 13%	12% (7-year average)[II]

* Clorox completed the acquisition of GOJO Industries in April 2026, and is introducing Clorox Purell ProCare as the new identity for the combined professional business.

**As of June 30, 2026.

[I] Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to the digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items. Adjusted EBIT margin is the ratio of adjusted EBIT to net sales. The seven-year average adjusted EBIT margin growth/decrease is calculated as the sum of the growth/decrease in adjusted EBIT margin between each of fiscal years 2019 and 2020, 2020 and 2021, 2021 and 2022, 2022 and 2023, 2023 and 2024, 2024 and 2025, and 2025 and 2026 divided by seven.

[II] Adjusted Free Cash Flow (a non-GAAP measure) represents net cash provided by operations less capital expenditures. The seven-year average free cash flow is calculated as the average free cash flow as a percentage of net sales for fiscal years 2026, 2025, 2024, 2023, 2022, 2021 and 2020.

Fuel Growth

Operating with discipline and strengthening our foundation to fuel investment in our brands, deliver superior consumer experiences and drive consistent, profitable growth.

Sustaining Our Zero-Waste Achievement

Maintained zero waste to landfill across all plants, continuing to drive cost efficiencies, streamline operations and strengthen our supply chain.

Smarter Pricing for Changing Consumer Needs

Optimized price pack architecture across all of our brands to reflect more value-driven shopping behaviors while maintaining performance to help us stay competitive while driving growth.

Simplifying for Efficiency

Used automation, AI and new technologies to improve efficiency across the business, from increasing order-processing speed and accuracy to scaling the creation of personalized content for social-first marketing.


CLOROX
ToiletWand
All-in-One
TOILET CLEANING SYSTEM
CLOROX
DISINFECTING WIPES
3-IN-1
CLOROX

AI-Enabled Procurement Forecasting

Improved forecasting cycle time by applying AI and advanced analytics, strengthening our ability to more accurately forecast inflation impacts, plan effectively and operate with greater speed and precision.

Energy Efficiency Progress

Advanced energy efficiency within operations, including adopting electric equipment at select manufacturing locations, resulting in fuel savings of more than 10,000 gallons and informing future electrification opportunities.

Designing for What Matters Most

We strengthened our cross-functional design to value capability to develop innovation that matters most to consumers. By bringing together insights, R&D, marketing and supply chain earlier in the process, teams can identify unnecessary cost and complexity sooner and make faster, more informed decisions that balance product performance, consumer appeal, customer needs, cost and growth.

For Clorox ToiletWand, this meant addressing consumer perceptions of product quality while managing higher input costs. Using our design to value playbook, the team applied end-to-end thinking to improve the product and manage costs. Advanced tools, including our proprietary AI-driven ratings and reviews analysis engine, helped identify consumer pain points and the features consumers valued most. Those insights informed a more modern product design, a touch-free lid for improved hygiene and easier-to-attach scrubber pads — improvements that are strengthening the consumer experience while supporting sales growth and margin expansion.

For Clorox's all-purpose cleaners, we addressed a key consumer tension: the need for an effective cleaner that can be used anywhere, anytime, with confidence. Updates included a clear bottle to reinforce safety cues and enhanced scents that tested well with consumers for approachability, safety around kids and pets, and everyday cleanup.

By embedding design to value into how we operate, we can deliver more of what consumers value while reducing complexity and improving margins.

Innovate Experiences

Delivering innovation that creates clearly superior experiences — more value, easier shopping and stronger connections with our brands — while keeping products and platforms relevant to evolving consumer needs.

Bolder Innovation, Faster Execution

Drove a step-change in innovation productivity by tripling our pipeline, halving time in innovation discovery and building a stronger innovation engine focused on bigger, bolder growth platforms and superior consumer experiences.

Expanded Social Commerce

Expanded TikTok Shop to five active brand storefronts across Burt's Bees, Brita, Clorox, Hidden Valley Ranch and Pine-Sol, reaching consumers where they increasingly shop and engage. This quadrupled our social commerce presence and drove more than 400% growth in gross merchandise value.

Real-Time Relevance

Adopted social-first marketing to respond faster to cultural moments and emerging trends. Hidden Valley Ranch turned the World Cup's global cultural momentum into an opportunity to engage fans, attract new audiences and elevate brand visibility. We also advanced personalization, with 62% of digital media now tailored using real-time signals.

Experience-Led Evolutions

Enhanced trusted brands to keep pace with changing consumer preferences, from sensorially-driven Burt's Bees lip and body care innovations to Fresh Step's premium fragrance experiences and Pine-Sol's on-trend scent collections that bring more joy to everyday routines.

On-Trend Collaborations

Met consumers where culture is happening through unexpected product pairings. From Hidden Valley Ranch menu cameos at Taco Bell and Burger King to limited-edition Burt's Bees lip balm flavors with Grillo's Pickles, these mashups tapped growing demand for crossover experiences, driving buzz, loyalty and reach.

A Platform for Healthier Homes



CLOROX
PURE
ALLERGEN
DAILY AIR SPRAY

The Clorox brand launched Clorox PURE, a first-of-its-kind platform of daily air and fabric sprays designed to neutralize common household allergens and help consumers take back control of their homes. Developed with allergists, the brand introduced Aller-Fresh™ technology, using a plant-based ingredient to render allergens inactive and stop them before they become allergies.

More than a product launch, Clorox PURE marked a strategic expansion into a new, high-need space — extending the company's legacy of health and wellness into everyday air and fabric care.

With its mission to change the lives of 60 million allergy-fighting U.S. households,* the launch delivered strong early momentum as an innovation-led growth platform. Within the first months of launch, Clorox PURE contributed strongly to growth across air sprays and fabric sprays, demonstrating the platform's ability to expand the market and reinforcing our confidence in its long-term growth potential.

*According to the CDC website, "Allergens and Pollen" (updated Aug. 11, 2026).

FY26 Innovations

Clorox

Clorox Bleach-Free All Purpose Cleaner Spray
Fresh Mountain Air, Spring Garden

Clorox Heavy Duty Bathroom Foamer
Lavender Clean

Clorox Poett Multi-Purpose Cleaner
Splash de Sandia

Clorox PURE Allergen Neutralizer Daily Air Spray
Clean Breeze, Ocean Mist, Nighttime Calm, Energizing Citrus, Tropical Oasis, Pet (Fresh Scent)

Clorox PURE Allergen Neutralizer Fabric & Carpet Spray
Clean Breeze, Ocean Mist, Nighttime Calm, Pet (Fresh Scent)

Clorox Scentiva Bathroom Foamer
Clorox Scentiva Disinfecting Wipes
Clorox Scentiva Scented Bleach
Clorox Scentiva ToiletWand Refills
Clorox Scentiva Toilet Cleaning Gel
Cherry Blossom & Peach

Clorox Heavy Duty Toilet Bowl Cleaner
Arctic Clean

CloroxPro Screen+Sanitizing Wipes

Clorox Healthcare Quat Alcohol Disinfecting Wipes*

Clorox Healthcare HyperOxi Disinfecting Wipes

*Pending full regulatory approval.


CLOROX
SCENTIVA
BATHROOM FOAMER
Screen+
Sanitizing Wipes


DEVELOPED WITH ALLERGISTS
CLOROX
PURE
ALLERGEN
NEUTRALIZER
FABRIC & CARPET SPRAY
CLEAN BREEZE
NEUTRALIZES:
PET DANDER
DUST MITE MATTER
POLLEN


Pine-Sol
OMG DA PINE
OMG DA PINE
OMG DA PINE
OMG DA PINE

Pine-Sol

Pine-Sol Multi-Surface Cleaner
Tropical Breeze

OMG da Pine — Limited Tik Tok Shop Drops
Banana Boogie, Magic Matcha, Midnight Espresso, Strawberry Shine

Purell

Purell Advanced Hand Sanitizer Spray
Berry and Citrus

Purell CX10 Counter Mount Soap Dispenser

PURELL SMARTLINK Hand Hygiene System


Purell
hand sanitizer
spray
berry and citrus
Purell
HAND SANITIZER

Brita

Brita Olive, Slate Gray and Stone Blue Pitchers


BRITA
Original

Burt's Bees

Boosted Body Daily Lotion

Boosted Body Whipped Butter

Boosted Body Moisturizing Melt

Boosted Lip Balm
Sheer Plus

Lip Butter
Vanilla Honey, Sweet Mint, Raspberry, Pomegranate

Lip Milk
Sweet Strawberry, Toasted Coconut

Lip Oil
Clear Day, Pink Sky, Plum Twilight, Golden Hour

Moisturizing Lip Balm
Green Apple, Lavender Vanilla, Burt's Bees x Grillo's Pickles Fresh Cucumber Dill

Makeup Removing Cleansing Oil

Oil Control Foaming Cleanser

Skin Balancing Gel Cleanser

Rescue Lip Butter
Cherry Vanilla

Rescue Lip Balm
Aloe


BURT'S BEES
GRILLO'S PICKLES
BURT'S BEES
boosted


Fresh Step
Light Weight

Cat Litter

Fresh Step Odor Shield Light Weight Litter


GLAD
ForceFlex

Glad

Glad ForceFlex Trash Bags
Apple Cinnamon with Febreze, Gain Moonlight Breeze
Gain Original, Featuring Oscar the Grouch

Glad ForceFlex MaxStrength Trash Bags
LeakGuard Fresh Air with Febreze
LeakGuard Sunshine Lemon with Febreze


Hidden Valley
Ranch
SEASONING
AVOCADO OIL
TOPPERS
Ranch Seasoned
Shredded Chicken
YUM YUM
RANCH

Hidden Valley Ranch

Hidden Valley Ranch — New Dipping Flavor
Yum Yum Ranch

Hidden Valley Ranch — New Seasoning Flavor
Parmesan Ranch

Hidden Valley Ranch with Avocado Oil

Hidden Valley Seasoned Chicken Dippers & Toppers
Buffalo-Style Ranch, Original Ranch

Reimagine Work

Simplifying how we work and leveraging new digital capabilities to help teams move faster and more effectively across the organization.

Building Skills for What's Next

Invested in our people through targeted learning and skill development via training in support of our ERP implementation, delivering collectively more than 60,000 hours since the beginning of the program, which engaged over 5,000 employees across 21 plants. This commitment enhanced workforce capabilities, knowledge and readiness needed to support our large-scale ERP transformation and future growth.

Helping Our Teams Thrive

Earned Mental Health America's Gold Bell Seal for workplace mental health, reflecting our focus on supporting total well-being and building a more inclusive, supportive environment where teammates can do their best work.

Advancing Climate Action with Suppliers

Partnered with Secaro, formerly M2030, to strengthen how we work with key suppliers to reduce emissions across our value chain. By collaborating closely, we are building shared capabilities to increase transparency, accelerate decarbonization and drive measurable progress toward our targets.

Prioritizing Operational Safety

Achieved a recordable incident rate of 0.63, well below the average for U.S. goods-producing manufacturing companies,* driven by strong execution, teammate engagement and preventive practices from our health, safety and environmental management system. We also improved our electrical safety program and enhanced our qualified electrical worker training to strengthen operational rigor and advance our commitment to world-class performance.

Strengthening Teammate Engagement and Inclusion

In fiscal year 2026, our engagement score was 77% and our Inclusion Index was 72%. While both measures declined slightly,** they remain supported by a strong foundation of teammate engagement. By listening to feedback and simplifying how we work, we are taking steps to improve the teammate experience, strengthen inclusion and help our teams perform at their best.

Maintaining Fair Pay Practices

Achieved pay equity for nonproduction teammates for gender globally and race and ethnicity in the U.S., based on our annual pay equity analysis.***

*Based on the U.S. Bureau of Labor Statistics.

**Compared to fiscal year 2024, which included our full workforce.

***There are no statistically significant differences (at a confidence level of 95%) in pay by gender globally and race/ethnicity in the U.S., accounting for relevant factors such as grade level, location and experience.



A Stronger Digital Foundation for Growth

We completed the final phase of rolling out our ERP system in the U.S., simplifying how we operate and strengthening our digital capabilities. By unifying data, streamlining end-to-end processes and improving real-time visibility, we are making it easier to plan, make decisions and execute — from demand planning to order fulfillment. At the same time, we are building the digital skills and ways of working needed to move faster, improve efficiency and better serve consumers.

Our teams have undertaken significant work to strengthen and stabilize our operations while modernizing critical capabilities across the company. As we move from implementation to optimization, we are focused on harnessing the benefits of these investments through more integrated capabilities, greater productivity, improved execution and opportunities to create long-term value.

Evolve the Portfolio

Building a stronger, more focused portfolio through innovation and disciplined investments that create value for consumers, customers and shareholders.

Expanding Our Professional Portfolio

Continued to innovate around our core wipes business by bringing new solutions to professional and healthcare customers. New offerings, including wipes for sensitive electronics and advanced healthcare disinfecting wipes, expand our reach into new use cases while strengthening our leadership in cleaning and disinfection.

Strategic Simplification

Acquired Procter & Gamble ownership interest in the Glad bags and wraps joint venture, supporting a more streamlined operating model that enables faster decision-making, closer alignment with customer and consumer needs and long-term value creation.

Collective Action

Sustained strategic partnerships with organizations including The Household and Commercial Products Association, Consumer Brands Association and Earthworm Foundation to help address shared industry challenges spanning supply chain resilience, environmental sustainability and responsible ingredient management.

Cross-Category Discovery

Embraced new collaborations to reach consumers in new shopping moments and channels, including partnering with Claritin® to extend the presence of Clorox PURE beyond traditional cleaning aisles through coordinated retail, pharmacy and digital activations.

Data-Driven Insight

Published the first-ever *Home Care Redefined* report, leveraging proprietary consumer insights to illuminate how evolving expectations around time, wellness and convenience are reshaping home care.


Purell
HAND SANITIZER

Welcome, Clorox Purell ProCare

In April 2026, we acquired GOJO Industries, the makers of Purell, marking an important milestone in the continued evolution of our portfolio. Purell is one of the most trusted brands in skin hygiene, serving healthcare providers, schools, businesses and consumers globally. Behind this trusted brand is GOJO's deep scientific expertise, strong business-to-business capabilities and customer relationships, which complement Clorox's leadership in cleaning and disinfection to create a more comprehensive health and hygiene platform.

In September 2026, we united CloroxPro and GOJO under Clorox Purell ProCare, combining nearly 180 years of expertise in hand and surface hygiene to deliver trusted brands, stronger customer solutions and long-term growth through a single go-to-market approach. The acquisition strengthens our presence in growing health and wellness categories and enhances our position in the professional and healthcare channel, reflecting our disciplined approach to portfolio evolution by building on advantaged positions, expanding into meaningful adjacencies and investing where we can create greater value.

Sustainability Approach

This year marks nearly two decades of sustainability progress, including the seven years since we introduced our IGNITE strategy, which accelerated the integration of sustainability into our business.

During that time, we advanced many of our sustainability goals while gaining a deeper understanding of the dependencies and challenges associated with achieving others. Our experience has reinforced that progress often depends on factors beyond our direct control, including infrastructure availability, market readiness, economic conditions and regulatory developments.

As some of our goals have reached the end of their target periods, the lessons learned and insights gained provide an important foundation for the next chapter of our sustainability journey. Building on that foundation, we will share our next generation of sustainability commitments at a later date.

As we look ahead, our commitment to sustainability remains unwavering. We will continue advancing our priorities and embedding sustainability across our business to support long-term resilience and value creation.

Sustainability Priorities

Our sustainability goals and approach are informed by our sustainability materiality assessment,* which helps us identify and prioritize the issues most significant to our business and stakeholders and where Clorox can have the greatest impact on society and the environment.

In fiscal year 2026, we conducted a targeted reassessment to reflect evolving stakeholder expectations, emerging trends, regulatory developments and changes in our business environment. This work builds on our comprehensive 2024 assessment, conducted in partnership with an independent third party and supported by AI-enabled analysis. The assessment incorporated a broad range of inputs, including executive feedback; enterprise risk assessment findings; regulatory and policy developments; sustainability standards and ratings frameworks; media and issue trends; and perspectives from investors, customers, suppliers and nongovernmental organizations.

The resulting prioritization guides our sustainability approach, resource allocation, goal-setting and reporting. It helps focus investments on the areas most relevant to long-term value creation and business resilience while leveraging our portfolio of trusted brands and operational capabilities to address critical sustainability challenges.


CLOROX

*Though "materiality" in the U.S. typically refers to financial relevance, our sustainability lens is broader — focusing on topics that could significantly influence our purpose, performance, stakeholder perception or risk profile, including those with financial implications. This sustainability materiality assessment does not follow the "double materiality" standard required under current EU regulatory frameworks. It evaluates core sustainability themes based on our internal definitions rather than the distinct impact and financial materiality criteria dictated by European regulations.

Integrating Sustainable Practices

Achieving our sustainability goals requires embedding them into how we work. We continue to make meaningful progress across our value chain, from sourcing materials for products and packaging to integrating sustainability into business planning, R&D, and efforts to drive operational efficiencies.

SOURCING → OPERATIONS → CUSTOMERS AND CONSUMERS

SOURCING

We partner with our suppliers to measure emissions, set shared priorities and strengthen responsible labor practices, reducing the environmental and social impacts of the materials we source.

OPERATIONS

We embed sustainability in the decisions our businesses make — from planning to innovation to formulation and packaging design — while pursuing efficiency, material reduction and electrification opportunities that could reduce both costs and our environmental footprint.

CUSTOMERS AND CONSUMERS

We design products to win with consumers by delivering superior performance and value — without compromising safety, transparency or sustainability.

FY26 Highlights

Sourcing

- **Engaged 84% of key suppliers** through Clorox Climate Partners on emissions measurement, reduction plans and shared value-chain priorities that can advance Clorox's scope 3 emissions reduction target.
- **Achieved a 34% increase** in supplier climate scores since fiscal year 2024, when we embedded sustainability metrics in our supplier relationship management program to drive performance and accountability.

Operations

- **Built business unit and R&D capabilities** to integrate emissions insights into decision-making and identify highest-impact reduction opportunities.
- **Embedded sustainability impact assessments** in our innovation process to inform product formulation, material and design decisions.
- **Expanded capabilities of our cross-functional data and reporting systems** to support compliance with evolving packaging regulations.

Customers and Consumers

- **Incorporated SmartWay® certification and ranking** into the carrier evaluation process to improve emissions performance and transparency for inbound and outbound logistics.
- **Reduced plastic use by 300,000 pounds annually** in cat litter packaging through pouch redesign and manufacturing efficiency improvements.

Sustainability Reporting

As part of our commitment to transparency, we disclose progress against our IGNITE sustainability goals below and through the following voluntary third-party frameworks: the Sustainability Accounting Standards Board standard and the Task Force on Climate-related Financial Disclosures framework. Additional information can be found on our Sustainability Data Hub which includes links to our most recent CDP submission and other external reporting. We also provide greater contextual information on our sustainability topic pages. Our disclosures focus on the sustainability topics most relevant to our strategy, long-term value creation and the interests of Clorox's stakeholders. Clorox's CEO, CFO and executive vice president, chief legal and external affairs officer and corporate secretary approve our report, which focuses on sustainability reporting informed by our sustainability materiality assessment.

FY26 Sustainability Performance Snapshot

Progress Key

Achieved: Met IGNITE sustainability goal

Achieved/ongoing: Previously met IGNITE sustainability goal; commitment to continue meeting same goal annually through 2030

On track: Meeting internal milestones to achieve goal

In progress: Taking action to achieve goal or set targets; however, internal milestones have not yet been met

Goal missed: Did not meet goal by intended date

Healthy Lives

IGNITE Sustainability Goal	Performance (metrics are global and as of June 30, 2026, unless stated otherwise)	Status	Progress
Employee Well-Being			
Maintain our recordable incident rate of <1.0 with a comprehensive safety management effort striving for an injury-free workplace	Achieved <1.0 RIR every year since goal was announced In FY26, RIR was 0.63	Achieved/ ongoing	
Enhance health and well-being outcomes as measured by employee utilization of preventive health screenings, with an aspirational composite target of 33%	Achieved a composite utilization rate of 34%, exceeding our aspirational target and UnitedHealthcare's CPG benchmark of 26% as of CY25	Achieved	
Product Stewardship			
Transparency: Increase sales of products with targeted certifications and product transparency affiliations for domestic cleaning portfolio 100% by 2025 vs. 2020 baseline	100% increase in sales of products with targeted certifications and product affiliations as of CY25	Achieved	

Clean World

IGNITE Sustainability Goal	Performance (metrics are global and as of Dec. 31, 2025, unless stated otherwise)	Status	Progress
50% combined reduction in virgin plastic and fiber packaging by 2030, per case of product sold vs. 2018 baseline	17% reduction (34% toward 50% goal)	In progress	
100% recyclable, reusable or compostable packaging by 2025	88% of packaging is recyclable, reusable or compostable	Goal missed	
Double post-consumer recycled plastic in packaging by 2030 vs. 11% 2018 baseline	12% of plastic used in packaging is PCR	In progress	
100% global plants zero waste to landfill by 2025	100% of plants, achieved as of FY25	Achieved/ ongoing	
Achieve science-based targets by 2030 vs. a 2020 baseline: 50% scope 1 and 2 target 25% scope 3 target for purchased goods and services and use of sold products	61% reduction in scope 1 and 2 emissions (market-based method), achieving our target	Achieved/ ongoing	
	18% reduction in targeted scope 3 emissions for purchased goods and services and use of sold products	On track	
100% electricity from renewable energy in the U.S. and Canada	Achieved our target; committed to continue sourcing 100% renewable electricity for U.S. and Canadian operations	Achieved/ ongoing	

Thriving Communities

IGNITE Sustainability Goal	Performance (metrics are global and as of June 30, 2026, unless stated otherwise)	Status	Progress
Employees: Ensure pay equity across gender globally and races/ ethnicities in the U.S.	Achieved pay equity for gender globally and for race/ethnicity in the U.S. for nonproduction teammates, based on our annual pay equity analysis	Achieved/ ongoing	
Employees: Achieve an Inclusion Index score for the company in the top quartile	Achieved an Inclusion Index score for the company of 72%, below the Perceptyx CPG top quartile benchmark of 79%	In progress	

Corporate & Sustainability Governance

Our board of directors provides independent oversight of management and plays an essential role in guiding the company's long-term strategy, risk management and organizational culture. In doing so, the board helps promote alignment with Clorox's purpose, values and commitment to delivering sustainable value for shareholders and other stakeholders.

Our board comprises directors who demonstrate the skills, backgrounds and perspectives that support effective oversight and closely align with Clorox's strategy. Since 2022, five new independent directors have joined the board, bringing additional expertise and fresh perspectives that complement the deep institutional knowledge of our longer-tenured directors. The board continues to be actively engaged on key strategic and operational priorities.

10
DIRECTORS ARE INDEPENDENT*

6.3
YEARS AVERAGE BOARD TENURE*

In order to effectively fulfill its oversight responsibility, the board receives regular updates from management on a number of topics, including sustainability, enterprise risk management and human capital matters, including our teammate pulse checks and annual engagement survey. The board also regularly evaluates its own effectiveness through annual assessments and director self-evaluations, which are designed to enhance effectiveness in alignment with evolving best practices in governance. We maintain shareholder-friendly policies, including proxy access and the right to call special meetings, reinforcing our commitment to transparency and accountability.

Clorox's sustainability governance structure is designed to ensure our IGNITE sustainability goals are embedded in our businesses and enhance how the company allocates resources, assigns decision-making authority and accountability, sets sustainability targets and measures performance. It also aims to help identify and mitigate sustainability-related risks.

Governance starts at the top, with oversight from our board of directors and senior leaders. Sustainability progress is overseen by the Sustainability Executive Committee, a subset of our Executive Committee chaired by our executive vice president, chief legal and external affairs officer and corporate secretary. The committee provides strategic oversight and direction to the corporate sustainability team and the cross-functional Sustainability Integration Committee, both led by our vice president and chief sustainability officer. Our business units share responsibility for executing sustainability priorities and achieving our goals.

Since revamping our sustainability governance model in 2023, we continue to make enhancements to further integrate our businesses and key enabling functions into the governance process.



Pictured, from left to right: Russell Weiner, Gina Boswell, Stephen Bratspies, Linda Rendle, Julia Denman, Stephanie Plaines, Pierre Breber, Christopher Williams, A.D. David Mackay, Esther Lee, Matthew Shattock.

*As of June 30, 2026.

Clorox Board of Directors



Linda Rendle
Chair and Chief Executive Officer,
The Clorox Company



Matthew J. Shattock
Lead Independent Director;
former Non-Executive Chairman,
Beam Suntory Inc.



Gina Boswell
Former Chief Executive Officer,
Bath & Body Works



Stephen B. Bratspies
Former Chief Executive Officer,
Hanesbrands Inc.



Pierre R. Breber
Former Chief Financial Officer,
Chevron Corporation



Julia Denman
Corporate Vice President and Head
of Internal Audit, Enterprise Risk
and Compliance,
Microsoft Corporation



Esther Lee
Former Executive Vice President
and Global Chief Marketing Officer,
MetLife Inc.



A.D. David Mackay
Retired President
and Chief Executive Officer,
The Kellogg Company



Stephanie Plaines
Former Chief Financial Officer,
JCPenney



Russell J. Weiner
Executive Chair Designate and
Former Chief Executive Officer,
Domino's Pizza Inc.



Christopher J. Williams
Chairman,
Siebert, Williams, Shank & Co. LLC

As of June 30, 2026.

Clorox Executive Committee



Linda Rendle
Chair and CEO



Nina Barton
Executive Vice President and Chief Growth and Strategy Officer



Luc Bellet
Executive Vice President and Chief Financial Officer



Stacey Grier*
Executive Vice President and Executive Chief of Staff



Angela Hilt
Executive Vice President and Chief Legal and External Affairs Officer and Corporate Secretary



Chris Hyder
Executive Vice President and Chief Operating Officer



Kirsten Marriner
Executive Vice President and Chief Administrative Officer



Chau Banks
Senior Vice President and Chief Information and Data Officer



Shanique Bonelli-Moore
Vice President and Chief Diversity and Social Impact Officer



Matt Gunter
Senior Vice President Enterprise Value Transformation



Carey Jaros
President Clorox Purell



Gina Kelly
Senior Vice President and Chief Customer Officer



Pascal Montilus
Senior Vice President and Chief Supply Chain Officer



Eric Schwartz
Senior Vice President and Chief Marketing Officer



Mark Smerznak
Senior Vice President and Chief Research and Development Officer

*Retired from the company effective June 30, 2026.

Financial Footnotes

See footnotes below for descriptions of these not generally accepted accounting principles, or non-GAAP, measures, how management uses them, the reasons management believes they are useful to investors and reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures; should be read in connection with the company's consolidated financial statements presented in accordance with GAAP; and may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments. For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the company's Current Reports on Form 8-K filed with the Securities and Exchange Commission and in the Investors section of the company's website www.TheCloroxCompany.com.

[1]Supplemental Unaudited Reconciliation of Earnings Before Income Taxes to EBIT[i,ii] and Adjusted EBIT[ii,iii]

Dollars in millions Percentages based on rounded numbers	FY26	FY25	FY24
Earnings (losses) before income taxes	$ 791	$ 1,078	$ 398
Interest income	(8)	(9)	(23)
Interest expense	130	88	90
EBIT[i,ii]	$ 913	$ 1,157	$ 465
EBIT margin[i,ii]	13.6%	16.3%	6.6%
Loss on divestiture[iv]	—	118	240
Pension settlement charge[v]	—	—	171
Acquisition and integration costs[vi]	58	—	—
Cyberattack costs, net of insurance recoveries[vii]	—	(70)	29
Streamlined operating model[viii]	—	—	32
Digital capabilities and productivity enhancements investment[ix]	59	111	108
Adjusted EBIT — non-GAAP[ii,iii]	$ 1,030	$ 1,316	$ 1,045
Adjusted EBIT margin[ii,iii]	15.3%	18.5%	14.7%
Net sales	$ 6,720	$ 7,104	$ 7,093

[i] EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income and interest expense, as reported above. EBIT margin is the ratio of EBIT to net sales.

[ii] In accordance with the SEC's Regulation G, this schedule provides the definition of certain non-GAAP measures and the reconciliation to the most closely related GAAP measure. Management believes the presentation of EBIT, EBIT margin, adjusted EBIT and adjusted EBIT margin provides useful additional information to investors about trends in the company's operations and is useful for comparability of performance over time. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures. In addition, these non-GAAP financial measures may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. They should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

[iii] Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to the digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items as reported above). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales. Refer to the non-GAAP Financial Information within the earnings release for further discussion on the adjustments presented.

[iv] Represents the loss related to the divestiture of the Argentina and Better Health Vitamins, Minerals and Supplements (Better Health VMS) businesses.

[v] Represents costs related to the settlement of the domestic qualified pension.

[vi] Represents the expenses related to the company's acquisition and integration of GOJO.

[vii] Reflects incremental costs, net of insurance recoveries, related to the cyberattack.

[viii] Reflects the restructuring and related costs, net, incurred by the company for implementation of the streamlined operating model. These expenses were primarily attributable to employee-related costs and other associated costs.

[ix] Reflects the operating expenses incurred by the company related to its digital capabilities and productivity enhancements investment. The majority of these expenses relate to external consulting fees. The remaining expenses relate to internal IT project management and supporting personnel costs and other costs.

[2]Reconciliation of Economic Profit[i]

Dollars in millions	FY26	FY25	FY24
Earnings before income taxes	**$ 791**	**$ 1,078**	**$ 398**
Add back:			
Certain U.S. GAAP items[ii]	117	159	580
Interest expense	130	88	90
Earnings before income taxes, certain U.S. GAAP items and interest expense	1,038	1,325	1,068
Less:			
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense[iii]	249	284	215
Adjusted after tax profit	789	1,041	853
Less: After tax profit attributable to noncontrolling interests	14	14	12
Adjusted after tax profit attributable to Clorox	775	1,027	841
Average capital employed[iv]	4,202	3,009	2,978
Less: Capital charge[v]	378	271	268
Economic profit[i] (Adjusted after tax profit attributable to Clorox less capital charge)	**$ 397**	**$ 756**	**$ 573**

[i] Economic profit (EP) is defined by the company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the company's effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the company's management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The company's management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

[ii] Certain U.S. GAAP items include the loss on divestitures, the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, incremental operating expenses related to the implementation of the company's digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model, noncash impairment charges related to the Better Health VMS business and transaction and integration costs related to the acquisition.

[iii] The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 24.0%, 21.4% and 20.1% in fiscal years 2026, 2025 and 2024, respectively. There is no significant difference between the fiscal year 2026 effective tax rate on earnings of 24.0%. The difference between the fiscal year 2025 effective tax rate on earnings of 23.6% is due to the tax rate impact of the fiscal year 2025 divestiture of the Better Health VMS business, August 2023 cyberattack insurance recoveries, and incremental operating expenses recorded related to the implementation of the company's digital capabilities and productivity enhancements investment of (2.3)%, (0.1)% and 0.2%, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the fiscal year 2024 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the company's digital capabilities and productivity enhancements investment, incremental August 2023 cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2% and 0.2%, respectively.

[iv] Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.

[v] Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

[vi] Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.

Dollars in millions	FY26	FY25	FY24
Total assets	$ 7,794	$ 5,561	$ 5,751
Less:			
Accounts payable and accrued liabilities[vi]	1,584	1,813	1,473
Current operating lease liabilities	86	87	84
Income taxes payable	—	—	—
Long-term operating lease liabilities	366	305	334
Other liabilities[vi]	343	330	827
Deferred income taxes	17	20	22
Non-interest-bearing liabilities	2,396	2,555	2,740
Total capital employed[iv]	**5,398**	**3,006**	**3,011**
After tax certain U.S. GAAP items[ii]	—	—	—
Adjusted capital employed[iv]	**5,398**	**3,006**	**3,011**
Average capital employed	**$ 4,202**	**$ 3,009**	**$ 2,978**

[3]Supplemental Unaudited Reconciliation of Adjusted Earnings Per Share[i,ii]

Dollars in millions, except per share data	FY26	FY25	FY24
As reported (GAAP)	$ 4.81	$ 6.52	$ 2.25
Loss on divestiture[iii]	—	0.94	1.85
Pension settlement charge[iv]	—	—	1.04
Acquisition and integration costs[v]	0.36	—	—
Cyberattack costs, net of insurance recoveries[vi]	—	(0.42)	0.17
Streamlined operating model[vii]	—	—	0.20
Digital capabilities and productivity enhancements investment[viii]	0.36	0.68	0.66
As adjusted (non-GAAP)[i,ii]	$ 5.53	$ 7.72	$ 6.17

[i] Adjusted EPS is defined as diluted earnings per share that excludes or has otherwise been adjusted for significant items that are nonrecurring or unusual. The income tax effect on non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.

[ii] Adjusted EPS is supplemental information that management uses to help evaluate the company's historical and prospective financial performance on a consistent basis over time. Management believes that by adjusting for certain items affecting comparability of performance over time, such as the pension settlement charge; acquisition and integration costs; incremental costs, net of insurance recoveries, related to the cyberattack; asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment; significant losses/(gains) related to acquisitions/divestitures and other nonrecurring or unusual items, investors and management are able to gain additional insight into the company's underlying operating performance on a consistent basis over time. However, adjusted EPS may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments.

[iii] During the twelve months ended June 30, 2025, the company incurred an after tax charge of $118 related to the divestiture of the Better Health VMS business. During the twelve months ended June 30, 2024, the company incurred approximately $240 ($231 after tax) of costs related to the divestiture of the Argentina business.

[iv] During the twelve months ended June 30, 2024, the company incurred approximately $171 ($130 after tax) of costs related to the settlement of the domestic qualified pension plan.

[v] During the twelve months ended June 30, 2026, the company incurred approximately $58 ($44 after tax) of costs related to the GOJO acquisition.

[vi] During the twelve months ended June 30, 2025, the company recognized approximately $70 ($53 after tax) of insurance recoveries related to the cyberattack. In the twelve months ended June 30, 2024, the company incurred approximately $29 ($22 after tax) of costs related to the cyberattack, net of insurance recoveries. These costs related primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs from the resulting disruption to the company's business operations.

[vii] During the twelve months ended June 30, 2024, the company incurred approximately $32 ($25 after tax) of restructuring and related costs, net for implementation of the streamlined operating model.

[viii] During the twelve months ended June 30, 2026, 2025 and 2024, the company incurred approximately $59 ($45 after tax), $111 ($85 after tax) and $108 ($82 after tax), respectively, of operating expenses related to its digital capabilities and productivity enhancements investment.

[4]Reconciliation of Adjusted Free Cash Flow

Dollars in Millions and percentages based on rounded numbers	FY26	FY25	FY24
Net cash provided by operations – GAAP	**$ 612**	**$ 981**	**$ 695**
Less: Capital expenditures	(207)	(220)	(212)
Add: Venture agreement termination payment[i]	476	—	—
Adjusted Free cash flow – non-GAAP[ii]	**$ 881**	**$ 761**	**$ 483**
Free cash flow as a percentage of net sales – non-GAAP[ii]	*13.1%*	*10.7%*	*6.8%*
Net sales	$ 6,720	$ 7,104	$ 7,093

[i] During the third quarter of fiscal year 2026, the company completed the purchase of The Procter & Gamble Company's interest in the company's Glad® bags and wraps business. Management believes adjusting free cash flow to exclude this one-time payment provides useful information for period-over-period comparability and enables investors to better evaluate the company's underlying operating performance, consistent with how management assesses operating results.

[ii] Adjusted free cash flow is calculated as net cash provided by operations less capital expenditures and adjusted for significant one-time items in operating cash flows, such as the venture agreement payment. Management uses free cash flow and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Adjusted free cash flow does not represent cash available only for discretionary expenditures, since the company has mandatory debt service requirements and other contractual and non-discretionary expenditures. In addition, free cash flow may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

Shareholder Information




CLOROX
BLEACH-FREE
All Purpose Cleaner
SPRING GARDEN
32 FL OZ
CLOROX
BLEACH-FREE
All Purpose Cleaner

Stock Listing and Number of Record Holders

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX. As of July 22, 2026, the number of record holders of Clorox's common stock was 7,519.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to shareholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

Computershare

First Class/Registered/Certified Mail:
P.O. Box 43006
Providence, RI 02940-3078

Courier Services:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
877-373-6374 or 781-575-2726

TDD 800-952-9245 or 312-588-4110
for the hearing impaired
computershare.com/investor

Shareholder Information Service

The latest company news is available at TheCloroxCompany.com

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox.

For more information or plan materials, visit TheCloroxCompany.com>Investors>Investor Resources>Direct Stock Purchase Plan or contact Computershare.

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2026, and concluded that it is effective. For more information, see Item 9.A. of the company's annual report on Form 10-K for the fiscal year ended June 30, 2026.

2026 Financial Information

Full financial statements are provided in the company's 2026 proxy statement and annual report on Form 10-K. The company's proxy statement and annual report on Form 10-K for the fiscal year ended June 30, 2026, are available at TheCloroxCompany.com and through the SEC's EDGAR database.

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2026, and subsequent SEC filings for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 7, 2026. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.




BURT'S BEES
makeup removing
cleansing oil
BURT'S BEES
skin balancing
gel cleanser
BURT'S BEES
oil control
foaming cleanser


Pine-Sol

Comparative Stock Performance

The graph to the right compares the cumulative total stockholder return of the Common Stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2026. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

Comparison of Five-Year Cumulative Total Return*

Among The Clorox Company, the S&P 500 Index and Peer Group


$250
$200
$150
$100
$50
$0
2021
2022
2023
2024
2025
2026
▲ S&P 500
● Peer Group
■ The Clorox Company

	2021	2022	2023	2024	2025	2026
The Clorox Company	100.00	80.59	93.86	83.30	75.71	62.92
S&P 500	100.00	89.38	106.90	133.15	153.34	187.57
Peer Group	100.00	105.43	111.99	124.89	122.13	116.70

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

*$100 invested on 6/30/21 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

About This Report

Current Priorities

The Clorox Company's integrated annual report highlights our financial and sustainability performance. Unless otherwise noted, fiscal year financial performance is presented in accordance with GAAP in the U.S., which include principles for determining materiality related to financial reporting. For any non-GAAP financial information, we have provided reconciliations to the most comparable GAAP measure starting on page 19. The sustainability information focuses on performance related to the company's identified sustainability priorities. For purposes of this reporting, prioritization is based on how much a topic influences our business success, including alignment with our corporate strategy and purpose; potential impact on our operations, consumers, business partners and other stakeholders; potential sustainability impacts; and the importance of the topic to our stakeholders. Key sustainability priorities may include, but are not limited to, topics that could have a significant financial impact on our company.

Review of Nonfinancial Information

We believe voluntary assurance strengthens our reporting process and enhances the credibility of our nonfinancial information. We engaged a third party to review the following nonfinancial key performance indicators selected, based on their priority to Clorox and evolving mandatory disclosure requirements: certain greenhouse gas emissions, renewable electricity consumption, energy consumption and percentage of electricity from renewable energy in the U.S. and Canada. Items that underwent assurance are indicated with an A throughout the full version of our FY26 Integrated Annual Report.

Third-Party Sustainability Frameworks

This year's report has been developed in alignment with the Sustainability Accounting Standards Board's Household and Personal Products standard and the Task Force on Climate-related Financial Disclosures framework. We selected these standards and frameworks based on their usefulness to our stakeholders.

SASB's industry-specific standards aim to help businesses identify, manage and report on the sustainability topics that matter most to their investors.

TCFD, assumed by the International Sustainability Standards Board, provides recommendations on how companies should disclose climate-related financial risks and opportunities to investors and other stakeholders. The International Financial Reporting Standards' Sustainability Disclosure Standards are built upon the recommendations of the TCFD.


The Clorox Company

Reporting Period and Boundary

Most data in this report covers wholly and majority owned operations for fiscal year July 1, 2025, through June 30, 2026. Clorox Purell ProCare financial data is included from April 1, 2026 onward. Data in this report for environmental sustainability — excluding zero-waste-to-landfill metrics — and other metrics, as noted, is for the calendar year period of Jan. 1, 2025, through Dec. 31, 2025. Environmental sustainability and other sustainability-related data exclude Clorox Purell ProCare. Changes in our business portfolio, including acquisitions or divestitures, may affect the comparability of certain disclosures.


CLOROX
Mayra
Natalie


Kegan
CLOROX

We champion people to **be well and thrive** every single day





The Clorox Company

1221 Broadway, Oakland, CA 94612
TheCloroxCompany.com

linkedin.com/company/the-clorox-company

@cloroxco

facebook.com/cloroxco